UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

GRAHAM HOLDINGS COMPANY
(Name of Issuer)

Class B Common Stock $1.00 par value
(Title of Class of Securities)

939640 10 8
(CUSIP Number)

Nicole M. Maddrey Graham Holdings Company 1300 North 17th Street Arlington, VA 22209 (703) 345-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Timothy J. O’Shaughnessy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
148,571

	8	SHARED VOTING POWER
63,725

	9	SOLE DISPOSITIVE POWER
148,571

	10	SHARED DISPOSITIVE POWER
15,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
212,296

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

Calculated based on 3,657,502 shares of Class B Common Stock outstanding (3,473,761 shares of Class B Common Stock outstanding as of April 26, 2024,  plus 51,326 shares issuable upon conversion of Class A Common Stock beneficially owned by the Reporting Person, share for share, into Class B Common Stock plus 132,415 Class B shares issuable upon exercise of the Reporting Person’s stock options)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class B Common Stock, par value $1.00 per share (the “Class B Common Stock”), of Graham Holdings Company, a Delaware corporation (the “Company”). The principal executive office of the Company is 1300 North 17th Street, Suite 1700, Arlington, VA 22209.

Item 2.  Identity and Background

(a)-(c) This Statement is being filed by Timothy J. O’Shaughnessy (the “Reporting Person”). The principal business address of the Reporting Person is 1300 North 17th Street, Suite 1700, Arlington, VA 22209. The Reporting Person is the Chief Executive Officer of the Company.

(d)-(e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in Row 4 and Item 5 of this Statement is hereby incorporated by reference into this Item 3.

The 132,415 shares of Class B Common Stock that the Reporting Person has the right to purchase, pursuant to stock options, and 6,213 shares of Class B Common Stock held by the Reporting Person were received as compensation pursuant to stock options in the Reporting Person’s role as Chief Executive Officer of the Company. 1 share of Class B Common Stock was held by the Reporting Person in his Company 401(k) Plan account. 9,942 shares of Class B Common Stock held by the Reporting Person were purchased in open market transactions and the remaining 2,700 shares of Class B Common Stock were acquired jointly with the Reporting Person’s spouse.

Item 4.  Purpose of Transaction

The Reporting Person does not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of this Statement. Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.  Interest in Securities of the Issuer

Interests of the Reporting Person:

As of April 26, 2024, the Reporting Person was the beneficial owner (as determined in accordance with Rule 13d-3(a), (c) and (d) under the Act) of 212,296 shares of Class B Common Stock of the Company, constituting approximately 5.8% of such shares then outstanding (as determined in accordance with Rule 13d-3(d)(1) under the Act). Such beneficial ownership is as set forth in paragraphs (a) through (h) below. Except as to the extent of his shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraph (d) below, the Reporting Person has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraph (d).

(a) 48,626 shares of Class A Common Stock, par value $1.00 per share (“Class A Common Stock”), of the Company (Class A Common Stock being convertible share for share into Class B Common Stock), held in a trust for the benefit of the Reporting Person’s spouse, for which the Reporting Person’s spouse had shared voting power with respect to such shares by virtue of a revocable proxy granted by Daniel L. Mosley. The Reporting Person has determined in light of the relevant facts and circumstances that he shared voting power with respect to such shares.

(b) 2,700 shares of Class A Common Stock, held by the Reporting Person’s spouse. The Reporting Person has determined in light of the relevant facts and circumstances that he had shared voting and investment power with respect to such shares with his spouse.

(c) 4,099 shares of Class B Common Stock, held by the Reporting Person’s spouse. The Reporting Person has determined in light of the relevant facts and circumstances that he had shared voting and investment power with respect to such shares with his spouse.

(d) 5,600 shares of Class B Common Stock, held in trusts for the benefit of the Reporting Person’s spouse and children. The Reporting Person, as a trustee, had shared voting and investment power with respect to such shares with Donald E. Graham, the other trustee.

(e) 16,155 shares of Class B Common Stock, held by the Reporting Person. The Reporting Person has determined in light of the relevant facts and circumstances that he had sole voting and investment power with respect to such shares.

(f) 1 share of Class B Common Stock, held by the Reporting Person in his Company 401(k) Plan account. The Reporting Person has determined in light of the relevant facts and circumstances that he had sole voting and investment power with respect to such share.

(g) 132,415 shares of Class B Common Stock the Reporting Person has the right to purchase, pursuant to stock options. The Reporting Person has determined in light of the relevant facts and circumstances that he had sole voting and investment power with respect to such shares.

(h) 2,700 shares of Class B Common Stock, held jointly by the Reporting Person and his spouse. The Reporting Person has determined in light of the relevant facts and circumstances that he had shared voting and investment power with respect to such shares with his spouse.

Item 6.  Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Person, except for the matters described in this Statement, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2024	By:	/s/ Timothy J. O’Shaughnessy
		Name:	Timothy J. O’Shaughnessy